Mail Stop 6010


September 6, 2005


Paul F. McLaughlin
Chairman and Chief Executive Officer
Rudolph Technologies, Inc.
One Rudolph Road
Flanders, New Jersey 07836

Re:	Rudolph Technologies, Inc.
	Joint Proxy Statement/Prospectus on Form S-4
      Filed August 10, 2005
	File No. 333-127371

Dear Mr. McLaughlin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Front Cover Page of Joint Proxy Statement/Prospectus

1. In the forepart of your prospectus, please highlight the
trading
price of August`s and Rudolph`s common stock as of June 27, 2005
and
as of a recent practical date.  Clearly compare this information with
the pro forma equivalent value per share (assuming application of the
0.7625 exchange ratio) of August`s common stock as of June 27,
2005
and as of a recent practicable date. Also disclose the implied value of the total consideration to be paid for August based on the closing price of Rudolph`s common stock as of June 27, 2005 and as of a recent practical date.

2. Please indicate the minimum and maximum number of shares of Rudolph common stock that may be issued in connection with the merger on the cover page of the joint proxy statement/prospectus.

3. We note your disclosure that the merger agreement requires that the total consideration to be paid by Rudolph in the merger includes a minimum of $37.2 million and up to a maximum of $60 million of cash. We also that as of June 30, 2005 Rudolph had approximately $26,396,000 in cash and cash equivalents. In an appropriate place in the joint proxy statement/prospectus, please disclose how Rudolph will fund its minimum and maximum cash obligations with respect to the merger consideration.

What do I need to do to make an election, page 7

4. Provide us your analysis of the applicability of the tender offer rules to the cash election.

5. We may have further comment after you file the election form, letter of transmittal and instructions.

How will August Technology stock options..., page 9

6. Briefly clarify which "certain" stock options will be accelerated.
If affiliates of either company will receive a benefit from this selected acceleration or other aspects of the merger, please quantify the aggregate benefit for each affiliate in the forepart of your document. Also, with a view toward disclosure, please tell us the amount of each benefit that each affiliate would have received under the abandoned Nanometrics transaction.

What are the United States federal income tax consequences..., page 9

7. You should unequivocally state what the tax consequences will be, not what you expect them to be (page 9) or what they "should" or "could" be (page 102). Also, the disclosure and the tax opinion you file as an exhibit should not assume legal conclusions that underlie the tax opinion, like you do by your disclosure "if the merger qualifies as a reorganization..." If doubt exists, you should explain the reasons for the doubt, the degree of uncertainty and the possible outcomes and provide appropriate risk factors.

8. Please revise the last sentence to remove any implication that your disclosure does not include all material federal income tax consequences. Expand your disclosure so that the statement in the revised sentence is true.

Merger Consideration, page 15

9. Clarify how you determined the stock fraction in footnotes 2 and 3
on page 16.

Rudolph Proposal No. 1 and August Technology Proposal No. 1 - The
Merger, page 63

10. We note the structure of the proposed merger consideration.
In
appropriate location in your joint proxy statement/prospectus, please explain the business purposes of this structure.

Background of the Merger, page 63

11. We note your disclosure in the last paragraph of page 64 that KLA was not among the six potential strategic business combination partners considered because any combination with KLA would be an acquisition rather than a strategic combination.
* Please disclose why August`s Board considered a strategic combination to be in the best of August`s shareholders as compared to an acquisition.
* Clarify how the agreements you executed differ from an acquisition and how you knew that a KLA transaction would be an acquisition.

12. Please disclose, in the first full paragraph on page 65, the price proposed by August to KLA. Please also indicate any reasons offered by KLA as to why it was offering less than half of that original price and August`s views, if any, of those reasons. Please disclose the price per share at which August`s shares of common stock were trading at or around the time of these events.

13. We note your disclosure at the top of page 68 that Rudolph purchased 100 shares of August`s common stock. Please disclose the price, seller and business purposes for this transaction.

14. Please describe for investors not familiar with a "hostile takeover strategy" what is meant by that term and clarify why August`s Board perceived that it would not be in the best interests of the August shareholders if KLA implemented such a strategy.

15. We note generally from the discussion that after August
conducted
further due diligence on Rudolph that it came to believe, contrary to
its earlier assumptions, that the combination of the two companies would be more complementary and would provide greater synergies and savings as compared to August`s initial assessment. We also note August`s disclosure under the caption "Analysis of Rudolph Offer" on page 86 of the joint proxy statement/prospectus included in the amended registration statement filed by Nanometrics on June 8, 2005 that the projected equity value per share of the Rudolph proposal was less than that project equity value per share of the Nanometrics proposal. Please revise your disclosure to provide a more detailed discussion and identification of the assumptions underlying the initial analysis of the Rudolph offer, how those assumptions changed, how those assumptions affected August`s assessment of the synergies and savings that could be achieved by a business combination with Rudolph, how those synergies and savings compared with those identified in the initial analysis of Rudolph`s offer, and how the projected equity value of that initial analysis of the Rudolph offer compares to August`s current view of the projected equity value per share of the combined company`s stock. Also disclose how the second valuation of the combination with Rudolph compared to the valuation of the transaction agreed to with Nanometrics and of the transaction currently proposed by KLA.

16. Disclose the recommendation that the August board made to its shareholders included in the March 28, 2005 S-4.

17. Describe the "increased risks that the transaction would not receive shareholder approval" mentioned in your discussion of the April 12, 2005 meeting on page 70.

18. Please provide more specific disclosure about your April 14-15 discovery that the two companies were more complementary than conflicting and overlapping. Disclose what August previously believed to be conflicting and overlapping and clarify how it discovered these factors to be complementary.

19. We note your references throughout your discussion to the potential for synergies and cost savings from the proposed merger. Please expand your discussion to describe in greater detail these synergies and savings, and quantify the various synergies and savings to the extent practicable. In addition, please disclose the assumptions upon which the synergies are based in a manner that will provide investors a framework for analysis of the synergies.

20. Please expand your discussion of the April 22 meeting to clarify what factors prevented reaching agreement on the concept of a COO. Also clarify what you mean by "lack of process on integration planning" to identify the significant issues that caused concern. With a view toward disclosure, tell us why a break-up fee was due given these issues.

21. Disclose the basis for the belief of "greater long-term value than either the Nanometrics merger or remaining independent" mentioned on page 73.

22. Throughout this section where your discuss the reasons supporting a board`s action, like on page 73, balance your disclosure with equally prominent and complete discussion of countervailing factors.

23. We note your disclosure that August desired KLA to enter into a confidentiality agreement which would contain provisions that would limit KLA`s ability to make a proposal directly to August`s board or its shareholders and be substantially similar to the provisions contained in the confidentiality agreement entered into with each of
Nanometrics and Rudolph. Please disclose why those provisions were included in the confidentiality agreements with Nanometrics and Rudolph. For example, who proposed those provisions and why were they proposed, what were the business reasons for proposing and accepting those provisions?

24. Please disclose the reasons why Rudolph determined it was necessary to implement a shareholder rights plan.

25. You refer to reports or opinions of outside parties throughout this section, like the advice of the financial advisor in the penultimate paragraph on page 65 and in the second paragraph on page
68.  Please provide all disclosure required by Item 4(b) of Form
S-4
for each of those reports or opinions.

Joint Reasons for the Merger, page 77

26. Please clearly explain to investors who may not work in your industry how the technologies are complementary as mentioned in the second bullet point.

27. Expand the fourth bullet point to explain which company adds a presence in Japan.

Recommendation of August Technology`s Board of Directors..., page
78

28. Based on the second bullet list beginning on page 79, it appears that the board conducted quantitative analyses in addition to those provided by the financial advisor. Summarize those quantitative analyses. Likewise, summarize the additional quantitative analyses conducted by the Rudolph board.

Opinion of Rudolph`s Financial Advisor, page 83

29. Please provide us with copies of any materials prepared by Piper
Jaffray in connection with its fairness opinion, including, among other things, any "board books," drafts of fairness opinions provided to Rudolph`s board, and any summaries of presentations made to Rudolph`s board. We may have further comments once we have had the opportunity to review the requested materials.

30. Please provide us with the internal financial projections with respect to August and Rudolph used by Piper Jaffray in preparing their analyses. We may have further comment.

31. Please revise to quantify the amount of the fees and any expense reimbursements or other payments previously made or to be made to Piper Jaffray in connection with its fairness opinion or any other financial advisory services provided to Rudolph. In addition, please indicate the portion of those fees that is contingent upon consummation of the proposed merger.

Opinion of August Technology`s Financial Advisor, page 89

32. Please provide us with copies of any materials prepared by Needham & Company in connection with its fairness opinion, including, among other things, any "board books," drafts of fairness opinions provided to the August board, and any summaries of presentations made to the August board. We may have further comments once we have had the opportunity to review the requested materials.

33. Please provide us with the financial forecasts with respect to August and Rudolph used by Needham & Company in preparing their analyses. We may have further comment.

34. We note the closing prices for August`s common stock on the Nasdaq National Market on June 27, 2005. Please revise to indicate what consideration, if any, Needham & Company gave to the apparent discount to market price represented by the merger consideration.

35. Please revise to quantify the amount of the fees and any expense reimbursements or other payments previously made or to be made to Needham & Company in connection with its fairness opinion or any other financial advisory services provided to August. In addition, please indicate the portion of those fees that is contingent upon consummation of the merger.

36. Identify and discuss the reasons for any materially different advice or materially different analyses that the financial advisor provided in connection with the Nanometrics transaction. For example, we note the differences in comparable companies and transactions.

Interests of August Technology Directors and Executive Officers in the Merger, page 96

37. Disclose the differences between existing compensation arrangements of affiliates and the arrangements after the merger.

38. Disclose the date you entered into the most recent version of the severance arrangements.

Regulatory Matters Relating to the Merger, page 103

39. We note your disclosure that the transaction may be subject to regulatory review by foreign authorities. With a view toward disclosure, please tell us the reason for this uncertainty and how it could affect the timing of the transaction and the period between which shareholders make their cash election and receive their proceeds.

Litigation Related to the Merger, page 105

40. Please provide us a copy of the complaint.

The Merger Agreement, page 106

Scenario 2, page 109

41. Please clarify how you calculated the cash in lieu of the fractional share in the example.

Election Deadline, page 112

42. Please disclose the time period anticipated between the votes at the special meetings, the election deadline and the closing.

43. Please indicate how the August shareholders will know the date of the election deadline and how they will be informed of any extensions of that deadline.

Representations and Warranties, page 114

44. We note your statement in the first paragraph on page 116 that the description of the representations and warranties "is not intended to provide any other factual information about Rudolph or August Technology." Please revise to remove any potential implication that the referenced disclosure does not constitute public disclosure under the federal securities laws.

45. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the joint proxy statement/prospectus not misleading. Include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Conditions to Obligations to Complete the Merger, page 124

46. We note that specified conditions to the closing of the merger may be waived. Revise to disclose how you will notify the shareholders and stockholders of the respective companies of any waiver or amendment prior to the respective meetings. Please disclose your intentions with respect to amending the joint proxy statement/prospectus and resoliciting proxies in the event that a material condition is waived.

Annex D - Opinion of Piper Jaffray & Co., page D-1

47. We note the apparent limitation on reliance by shareholders in the first full sentence on page D-3. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor`s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law
(e.g., the inclusion of an express disclaimer in Financial Advisor`s engagement letter with the Rudolph). Describe any applicable state-law authority regarding the availability of such a potential defense.
In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Undertakings

48. Include the undertakings required by Item 512(a) of Regulation
S-
K.  See Section II.F of SEC Release 33-6578 (April 23, 1985).

Exhibits

49. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of the omitted schedules may be included in the exhibit index to the registration statement.

50. Please file the two confidentiality agreements mentioned at the top of page 120.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with questions regarding our comments.

      Sincerely,



      Russell Mancuso
      Branch Chief


cc:	David M. Schwartzbaum, Esq. (via fax)
	Thomas R. King, Esq. (via fax)
	Robert K. Ranum, Esq. (via fax)
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Paul F. McLaughlin
Rudolph Technologies, Inc.
September 6, 2005
Page 10